Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363
Tel: 404.322.6000 Fax: 404.322.6050
www.nelsonmullins.com

J. Brennan Ryan
(Admitted in GA & FL)
Tel: 404.322.6218
brennan.ryan@nelsonmullins.com

September 5, 2012

Via Email – shannonm@sec.gov

Mr. Mark Shannon
United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
100 F Street, NE
Washington, D.C. 20549

> Re: **Talmer Bancorp, Inc. – Request for Waiver under Staff Accounting Bulletin Topic 1:K, *Financial Statements of Acquired Troubled Financial Institutions***

Dear Mr. Shannon:

Pursuant to your conversation with Allie Nagy of our office, on behalf of Talmer Bancorp, Inc. (the "*Company*"), we respectfully request that the Staff waive the requirement for the Company to provide certain financial information under Rule 3-05 of Regulation S-X and the related pro forma information under Article 11 of Regulation S-X with respect to the acquisition of the assets and liabilities of the former CF Bancorp ("*CF Bancorp*), former First Banking Center ("*First Banking*"), former Peoples State Bank ("*Peoples*") and former Community Central Bank ("*Community Central*"), pursuant to the guidance in Question 2 of Staff Accounting Bulletin Topic 1:K, *Financial Statements of Acquired Troubled Financial Institutions* ("*SAB Topic 1:K*").

This letter is divided into three sections as follows:

I. A factual discussion regarding the above-referenced acquisitions;

II. Analysis under Question 2 of SAB Topic 1:K; and

III. Proposed disclosure in the Company's Amendment No. 1 to its Confidentially Filed Draft Form S-1 Registration Statement (the "*Amendment No. 1*").

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Mr. Mark Shannon
United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
September 5, 2012
Page 2

I.   **Factual Background of Acquisitions**

As we described in greater detail in our letter dated December 6, 2011, in 2009, the Company's management embarked on a capital raise process that would enable the Company to implement a new business plan to build a bank that aggregated multiple failed bank asset and liability pools to pursue significant income potential from the FDIC loss sharing and bid dynamics. On April 30, 2010, the Company closed on a private placement of its common stock that raised approximately $200 million from new investors. Since completing this capital raise, the Bank has successfully acquired asset and liability pools from four failed banks, including two failed banks in 2010 and two failed banks in 2011.

2010 Acquisitions

CF Bancorp

On April 30, 2010, the Company's subsidiary bank, Talmer Bank and Trust (the "**Bank**"), entered into a purchase and assumption agreement with the FDIC, as receiver of CF Bancorp, Port Huron Michigan. Under the terms of the Bank's April 30, 2010 purchase and assumption agreement with the FDIC, the Bank assumed $1.20 billion of liabilities and acquired approximately $941.3 million of the CF Bancorp's assets, including $825.4 million in loans and $10.3 million of other real estate. The assets acquired also included $105.6 million of cash and cash equivalents, securities and other assets. Further, the Bank received $408.0 million in cash from the FDIC. The acquisition of CF Bancorp was a significant acquisition under Rule 1-02 of Regulation S-X.

In connection with the acquisition of certain assets and the assumption of certain liabilities of CF Bancorp, the Bank submitted a negative bid of $153.5 million to the FDIC for the acquired assets of CF Bancorp. The Bank also entered into two loss share agreements with the FDIC for CF Bancorp that cover approximately $835.6 million of the acquired assets, including 100% of the acquired loans and other real estate. The loss share agreements afford the Bank significant protection against future losses on the acquired loans and other real estate owned. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. The Bank expects both the combination of the negative bid and the reimbursements under the loss-share agreements to be adequate to absorb the probable losses and expenses relating to CF Bancorp's loan and other real estate portfolios, expected carrying costs for the nonperforming assets and the costs to manage the portfolios.

Mr. Mark Shannon
United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
September 5, 2012
Page 3

First Banking Center

On November 19, 2010, the Bank completed a second FDIC-assisted transaction when it acquired First Banking Center, Burlington, Wisconsin, from the FDIC, as receiver. Under the terms of the Bank's November 19, 2010 purchase and assumption agreement with the FDIC, the Bank assumed approximately $547.3 million of First Banking's liabilities and acquired approximately $684.3 million of First Banking's assets, including $475.7 million in loans and $18.3 million of other real estate. The assets acquired also included $190.4 million of cash and cash equivalents, securities, and other assets. The acquisition also included a cash payment to the FDIC of $84.9 million. The acquisition of First Banking was a significant acquisition under Rule 1-02 of Regulation S-X.

In connection with the acquisition, the Bank submitted a negative bid of $46.3 million to the FDIC for the acquired assets of First Banking. The Bank also entered into two loss-share agreements with the FDIC for First Banking that cover approximately $490.5 million of the acquired assets, including 100% of the acquired loans (except consumer loans) and other real estate. The loss-share agreements afford the Bank significant protection against future losses on the acquired loans and other real estate owned. Under the loss share agreement for single-family residential mortgage loans, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first $26.8 million of losses, to assume 30% of losses and share 30% of loss recoveries on losses exceeding $26.8 million and up to $34.9 million, and to assume 80% of losses and share 80% of loss recoveries on losses exceeding $34.9 million. Under the loss share agreement for construction, commercial real estate and commercial and industrial loans and other real estate, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first $83.5 million of losses, to assume 0% of losses and share 0% of loss recoveries on losses exceeding $83.5 million and up to $126.7 million, and to assume 80% of losses and share 80% of loss recoveries on losses exceeding $126.7 million. At June 30, 2012, management estimates that substantially all losses under both loss share agreements will be covered at an 80% rate. The Bank expects both the combination of the negative bid and the reimbursements under the loss-share agreements to be adequate to absorb the probable losses and expenses relating to First Banking's loan and other real estate portfolios, expected carrying costs for the nonperforming assets and the costs to manage the portfolios.

2011 Acquisitions

Peoples State Bank

On February 11, 2011, the Bank completed its third FDIC-assisted transaction when it acquired Peoples State Bank, Hamtramck, Michigan, from the FDIC, as receiver. Under the terms of the Bank's February 11, 2011 purchase and assumption agreement with the FDIC, the Bank assumed approximately $386.2 million of People's liabilities and acquired approximately

Mr. Mark Shannon
United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
September 5, 2012
Page 4

$390.4 million of People's assets, including $321.2 million in loans and $8.8 million of other real estate. The assets acquired also included $60.4 million of cash and cash equivalents, securities, and other assets. Further, the Bank received $41.3 million in cash from the FDIC. The acquisition of Peoples was a significant acquisition under Rule 1-02 of Regulation S-X.

In connection with the acquisition, the Bank submitted a negative bid of $45.5 million to the FDIC for the acquired assets of Peoples. The Bank also entered into two loss-share agreements with the FDIC for Peoples that cover approximately $325.2 million of the acquired assets, including 100% of the acquired loans (except consumer loans) and other real estate. The loss-share agreements afford the Bank significant protection against future losses on the acquired loans and other real estate owned. Under the terms of the loss-share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. The Bank expects both the combination of the negative bid and the reimbursements under the loss-share agreements to be adequate to absorb the probable losses and expenses relating to People's loan and other real estate portfolios, expected carrying costs for the nonperforming assets and the costs to manage the portfolios.

Community Central Bank

On April 29, 2011, the Bank completed its fourth FDIC-assisted transaction when it acquired Community Central Bank, Mount Clemens, Michigan, from the FDIC, as receiver. Under the terms of the Bank's April 29, 2011 purchase and assumption agreement with the FDIC, the Bank assumed approximately $358.1 million of Community Central's liabilities and acquired approximately $402.1 million of Community Central's assets, including $329.8 million in loans and $18.8 million of other real estate. The assets acquired also included $53.5 million of cash and cash equivalents, securities, and other assets. Further, the Bank received $26.9 million in cash from the FDIC. The acquisition of Community Central was a significant acquisition under Rule 1-02 of Regulation S-X.

In connection with the acquisition, the Bank submitted a negative bid of $62.8 million to the FDIC for the acquired assets of Community Central. The Bank also entered into two loss-share agreements with the FDIC for Community Central that cover approximately $341.7 million of the acquired assets, including 100% of the acquired loans (except consumer loans) and other real estate. The loss-share agreements afford the Bank significant protection against future losses on the acquired loans and other real estate owned. Under the terms of the loss-share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. The Bank expects both the combination of the negative bid and the reimbursements under the loss-share agreements to be adequate to absorb the probable losses and expenses relating to Community Central's loan and other real estate portfolios, expected carrying costs for the nonperforming assets and the costs to manage the portfolios.

Mr. Mark Shannon
United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
September 5, 2012
Page 5

II.   Analysis Under Question 2 of SAB Topic 1:K

Because the Bank acquired CF Bancorp, First Banking, Peoples and Community Central (each, an "*Acquired Bank*") in federally assisted transactions, each Acquired Bank is a "troubled financial institution," as defined in SAB Topic 1:K. Under Question 2 of SAB Topic 1:K, the Staff has waived the requirement to provide audited financial statements of an acquired troubled financial institution if such statements are not reasonably available and where federal financial assistance is an essential part of the transaction or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations. This is exactly the situation in this case. Complete audited financial statements of each Acquired Bank for the periods necessary to comply fully with Rule 3-05 of Regulation S-X are not reasonably available. Moreover, consistent with the policy considerations underlying SAB Topic 1:K, the federal assistance resulting from the FDIC bid dynamics, which enabled the Bank to submit a significantly discounted negative bid for the assets of each Acquired Bank, as well as the loss share agreements entered into with the FDIC in connection with the acquisition of each Acquired Bank, is so pervasive that the historical financial information of each Acquired Bank is not relevant for purposes of assessing the future operations of the Company.

III. Proposed disclosure in the Company's Amendment No. 1

When the Staff has waived the requirement to provide audited financial statements of acquired troubled financial institutions under Question 2 of SAB Topic 1:K, the Staff has expected registrants to provide audited statements of assets acquired and the liabilities assumed as of the acquisition date, if the acquisition is not already reflected in the registrant's audited balance sheet. In response to the guidance provided under SAB Topic 1:K, the Company proposes to file in Amendment No. 1 its audited consolidated financial statements for the years ended 2010 and 2011, which reflect the acquisition of each Acquired Bank, including a summary of the net assets acquired and liabilities assumed as of each acquisition date. In addition, the Company will provide in Amendment No. 1, to the extent not already disclosed:

- A narrative description, quantified to the extent practicable, of the anticipated effects of the acquisition on the Company's financial condition, liquidity, capital resources and operating results;

- The limits, conditions and other variables affecting the availability of the loss sharing agreements with the FDIC, along with a discussion of the likely short term and long term effects on cash flows and reported results;

- Information specified by Industry Guide 3 (on a consolidated basis); and

Mr. Mark Shannon
United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
September 5, 2012
Page 6

- A discussion of any significant intangibles, if any, such as goodwill or core deposit intangibles, including a discussion of the necessarily subjective nature of the estimation of the life and value of such intangibles, and the effects upon future results of operations, liquidity and capital resources, including any consequences if a recognized intangible will be excluded from the calculation of capital for regulatory purposes.

Please contact me if you have any questions regarding this waiver request. We welcome the opportunity to answer any questions that the Staff may have.

Very truly yours,

/s/ J. Brennan Ryan

J. Brennan Ryan

cc: Dennis Klaeser, Chief Financial Officer